--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                                (Amendment No. 1)

                       Security Capital Group Incorporated
                                (Name of Issuer)

                      Class B Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    81413P204
                                  CUSIP Number

                             SCPG Holdings Pte. Ltd.
                             Singapore RED Building
                               168 Robinson Road
                             #37-01 Capital Towers
                                Singapore 068912
                                 011-65-889-8888

                                 With a copy to:
                             Timothy G. Hoxie, Esq.
                       Heller Ehrman White & McAuliffe LLP
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2002
          ------------------------------------------------------------
             (Date of Event which requires Filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------------                            -------------------------
CUSIP NO.  81413P204                  13D              PAGE 2 OF 7 PAGES
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 SCPG HOLDINGS PTE. LTD.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Singapore
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES                          0
                      ----------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                         0
                      ----------------------------------------------------------
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING                         0
                      ----------------------------------------------------------
    PERSON WITH       10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               CO

--------------------------------------------------------------------------------



                               Page 2 of 7 Pages

---------------------------                            -------------------------
CUSIP NO.  81413P204                  13D              PAGE 3 OF 7 PAGES
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION (REALTY) PTE.
                 LTD.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Singapore
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES                          0
                      ----------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                         0
                      ----------------------------------------------------------
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING                         0
                      ----------------------------------------------------------
    PERSON WITH       10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               OO

--------------------------------------------------------------------------------



                               Page 3 of 7 Pages

        Item 1.     Security and Issuer.

        This statement constitutes Amendment No. 1 to the Statement on Schedule 13D, dated October 3, 1997, relating to shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares") of Security Capital Group Incorporated (the "Issuer"), a corporation incorporated under the laws Maryland. The principal executive office of the Issuer is located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501. Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the initial Schedule 13D.

        The reporting person, SCPG Holdings Pte. Ltd. ("SCPG"), is filing this Amendment No. 1 on Schedule 13D because, during a period from January 7 to January 11, 2002, it disposed of 3,819,709 shares of Class B Common Stock of the Issuer. As a consequence, SCPG does not own any shares of the Issuer.

        Item 5.     Interest in Securities of the Issuer.

        Not later than January 11, 2002, SCPG and Government of Singapore Investment Corporation (Realty) Pte. Ltd. ceased to be the beneficial owners of more than five percent of the class of securities.

        Item 7.     Exhibits.

        None.



                               Page 4 of 7 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  SCPG HOLDINGS PTE. LTD.,
                  a Singapore Corporation

                  By:  /s/ REKHA PATEL
                       -----------------------------------------
                  Title: DIRECTOR
                         ---------------------------------------

                  GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION
                  (REALTY) PTE. LTD.,
                  a Singapore Corporation, by SCPG HOLDINGS PTE. LTD., its attorney --in-fact

                  By:  /s/ REKHA PATEL
                       -----------------------------------------
                  Title: DIRECTOR
                         ---------------------------------------

Dated:    January 17, 2002



                               Page 5 of 7 Pages

                                   APPENDIX 1


                             SCPG HOLDINGS PTE. LTD.

                        DIRECTORS AND EXECUTIVE OFFICERS


                                                      Present Principal
Name and Business Address(1)         Title            Occupation or Employment
----------------------------         -----            ------------------------
Chay Kim Fun                         Director         Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912

Lim Swe Guan                         Director         Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912

Klaus Kretschmann                    Director         Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912

Rekha Patel                          Director         Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912

Teo Cheng Hiang Richard              Director         Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912

Lim Yoke Peng                        Secretary        Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912



                               Page 6 of 7 Pages

Tan San Ling                         Secretary        Employee of GIC RE
Singapore RED Building
168 Robinson Road
#37-01 Capital Towers
Singapore 068912


(1) Each of Messrs. Chay Kim Fun, Lim Swe Guan, Teo Cheng Hiang Richard, Lim Yoke Peng and Tan San Ling are Singapore citizens; and Messrs. Klaus Kretschmann and Rekha Patel are U.S. citizens.




                               Page 7 of 7 Pages